[GPC Biotech AG Letterhead]





BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. Jim Rosenberg


                                                               September 8, 2006

Re:      GPC Biotech AG
         Form 20-F for Fiscal Year Ended December 31, 2005
         File No. 0-50825

Dear Mr. Rosenberg:

         On September 7, 2006, Kristina Beirne of our company spoke with Mark Brunhofer of your staff regarding GPC Biotech AG's response to the comment letter, dated August 16, 2006, concerning the above captioned Annual Report on Form 20-F. Due to vacation schedules in Europe and limited staff, we were unable to respond to the aforementioned comment letter within the time period requested.

         As discussed with Mr. Brunhofer, this letter confirms that GPC Biotech AG will provide its response letter by October 2, 2006.

         Please contact the undersigned at +49 (89) 8565-2625 or Kristina Beirne at (609) 524-1028 if you have any questions or comments or require any additional information in connection with this letter.

GPC BIOTECH AG


/s/ Mirko Scherer
--------------------------------
Mirko Scherer
Senior Vice President and CFO


cc: Mark Brunhofer, Securities and Exchange Commission, Senior Staff Accountant Bernd R. Seizinger, GPC Biotech AG
     Brent Hatzis-Schoch, GPC Biotech AG
     Kristina Beirne, GPC Biotech AG
     Danielle Carbone, Shearman & Sterling LLP